Exhibit 99.2

SIGMA LITHIUM CORPORATION

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL

STATEMENTS

THREE MONTHS ENDED MARCH 31, 2023 and 2022

(EXPRESSED IN THOUSANDS OF

CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the independent auditors, KPMG Auditores Independentes Ltda., at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements, and the independent auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement of the independent auditors.

"Ana Cabral Gardner"
Chief Executive Officer and Co-Chairperson

"Caio Márcio Martins de Araújo"
Chief Financial Officer

Sigma Lithium Corporation

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	March 31, 2023	December 31, 2022
	Unaudited
ASSET
Current assets
Cash and cash equivalents (note 3)	92,852	96,354
Inventories	721	-
Due from related party (note 12)	361	4,881
Advance to suppliers	3,899	1,727
Prepaid expenses and other assets (note 4)	15,826	11,532
Total current assets	113,659	114,494
Non-current assets
Prepaid expenses and other assets (note 4)	293	204
Property, plant and equipment (note 5)	211,052	158,574
Exploration and evaluation assets (note 6)	38,716	35,636
Total assets	363,720	308,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers (note 7)	19,553	24,307
Financing and export prepayment (note 8)	14,050	-
Taxes payable (note 9)	6,020	3,070
Account payable	3,501	1,936
Royalty agreement option (note 5)	5,136	5,081
Payroll and related charges	838	409
Lease liability (note 10)	1,385	680
Accrued social projects (note 13)	2,518	-
Accrued liabilities	107	1,959
Total current liabilities	53,108	37,442
Non-Current Liabilities
Financing and export prepayment (note 8)	121,132	77,438
Lease liability (note 10)	3,543	2,989
Asset retirement obligations (note 11)	6,919	6,547
Accrued liabilities	1,824	1,386
Total Non-Current liabilities	133,418	88,360
Total liabilities	186,526	125,802

Shareholders' equity
Share capital (note 14)	297,779	276,711
Contributed surplus	103,429	103,936
Accumulated other comprehensive loss	344	(3,030)
Accumulated deficit	(224,358)	(194,511)
Total shareholders' equity	177,194	183,106
Total liabilities and shareholders' equity	363,720	308,908

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Basis of preparation (note 2)

Related parties (note 12)

Approved on behalf of the Board:

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for shares and per share amounts)

Three Months Ended March 31,	2023	2022
Operating expenses
General and administrative expenses (note 16)	(14,302)	(1,359)
Stock-based compensation (notes 20)	(19,705)	(12,642)
Depreciation	(34)	(22)
	(34,041)	(14,023)

Financial result (note 17)	4,194	1,858

Net loss for the period	(29,847)	(12,165)

Other comprehensive income (loss)
Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	3,374	1,345
Net loss and comprehensive loss for the period	(26,473)	(10,820)

Loss per common share
Equity holders of the Company
Basic and diluted net loss per common share (note 15)	$(0.29)	$(0.12)
Weighted average number of common shares outstanding - basic and diluted	102,326,582	99,770,691

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Three Months Ended March 31,	2023	2022
Operating activities
Net loss for the period	(29,847)	(12,165)
Adjustments for:
Depreciation	34	22
Stock-based compensation	19,705	12,642
Interest and accretion on notes payable (note 17)	-	15
Accrual for social projects	2,454	-
Accrual for contingencies	163	-
Cost transactions	255	-
Interest due loans and leases	214	-
Realized foreign exchange loss (gain) on notes payable (note 17)	-	41
Foreign exchange loss (gain) on other assets and liabilities (note 17)	(6,093)	(1,873)
Adjusted net loss for the period	(13,115)	(1,318)
Changes in non-cash working capital items:
Prepaid expenses and other assets	(5,007)	(1,035)
Suppliers, accounts payable and other liabilities	(20,061)	(2,159)
Payroll and other taxes	3,041	202
Interest payment of leases and financing	(190)	(13)
Net cash used in operating activities	(35,332)	(4,323)
Investing activities
Addition to exploration and evaluation assets	(1,592)	(2,766)
Purchase of property, plant and equipment	(26,289)	(7,275)
Net cash used in investing activities	(27,881)	(10,041)
Financing activities
Proceeds from warrants exercised (note 18)	-	2,345
Financing and Export prepayment	57,414	-
Repayment of note payable	-	(326)
Net cash provided by financing activities	57,414	2,019
Effect of exchange rate changes on cash held in foreign currency	2,297	(1,065)
Net (decrease)increase in cash and cash equivalents	(3,502)	(13,410)
Cash and cash equivalents, at beginning of period	96,354	154,305
Cash and cash equivalents, end of period	92,852	140,895

Non-cash transactions
Addition in PP&E – right of use – IFRS 16	1,160
Capitalized interest	3,608

PP&E suppliers outstanding balances	14.050
Non-cash effects	18.818

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance, December 31, 2021	99,377,349	224,820	30,881	(3,498)	(67,301)	184,902

Exercise of warrants	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs	4,759,833	48,504	(48,504)	-	-	-
Stock-based compensation	-	-	122,512	-	-	122,512
Exercise of stock options	40,000	169	(80)	-	-	89
Net loss for the period	-	-	-	-	(127,210)	(127,210)
Other comprehensive income for the period	-	-	-	468	-	468
Balance, December 31, 2022	104,710,042	276,711	103,936	(3,030)	(194,511)	183,106

Exercise of RSUs	2,500,000	21,068	(21,068)	-	-	-
Stock-based compensation	-	-	20,561	-	-	20,561
Net loss for the period	-	-	-	-	(29,847)	(29,847)
Other comprehensive income for the period	-	-	-	3,374	-	3,374
Balance, March 31, 2023 (Unaudited)	107,210,042	297,779	103,429	344	(224,358)	177,194

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company's common shares commenced trading on Nasdaq Capital Market ("Nasdaq") under the symbol "SGML" and on the TSX Venture Exchange (the “TSXV”) under the symbol "SGML”. The head office of the Company is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("Sigma Brazil").

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

Sigma Brazil initiated its operations and the first shipment of 30,000 tons was completed on July 27:

•	15,000 tons of battery-grade, carbon neutral, zero chemicals and zero tailings sustainable lithium (“Triple Zero Green Lithium”) and,

•	15,000 tons of high-purity, zero chemicals, approximately 1.3% lithium oxide hypofine by-products (“Triple Zero Green By-Products”).

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

The accounting policies, accounting estimates and judgments, risk management and measurement methods applied in these unaudited condensed interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

▪	Valuation of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s RSUs that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

▪	Mineral reserves and mineral resources: Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation, depletion, and amortization.

▪	Depreciation and amortization: Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the estimated life of mine based on proven and probable reserves. Changes in estimates can be the result of actual future production differing from current forecasts of future production and/or expansion of mineral reserves through exploration activities.

▪	Valuation of long-lived assets: The assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of assumptions and estimates for recoverable production, future capital requirements and operating performance, as contained in the Company’s technical reports, as well as future and long term commodity prices, discount rates, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

▪	Provision for restoration, rehabilitation, and environmental remediation: The Company assesses its provision for restoration, rehabilitation, and environmental remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting or restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on Q1 2023 financial statements.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Q1 2023 financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 10, 2023.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

3.	Cash and cash equivalents

Cash and cash equivalents include the following:

	March 31, 2023	December 31, 2022
Cash	35,740	39,546
Short-term investments (a)	57,112	56,808
	92,852	96,354

(a)	Short-term investments refer to fixed income investments indexed to the Brazilian interbank deposit certificate “CDI” with immediate liquidity.

4.	Prepaid expenses and other assets

Prepaid expenses include the following:

	March 31, 2023	December 31, 2022
Current
Prepaid interest (*)	13,332	9,614
Prepaid insurance	1,850	1,487
Sales tax receivable	553	419
Prepaid land lease and advance	91	12
Total current	15,826	11,532

Non-current
Prepaid land lease and advance	293	204
Total prepaid expenses and other assets	16,119	11,736

(*) Related to 12 months of interest which has been paid in advance on the export prepayment agreement as described in note 8.

5.	Property, plant and equipment

Cost	Assets under construction	Right-of-use assets	Other assets	Total
Balance, December 31, 2022	154,768	4,188	538	159,494
Additions	44,626	1,160	226	46,012
Asset retirement cost	44	-	-	44
Cumulative translation adjustment	6,474	202	28	6,704
Balance, March 31, 2023	205,912	5,550	792	212,254

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Accumulated Depreciation/Amortization	Assets under construction	Right-of-use assets	Other assets	Total
Balance, December 31, 2022	-	722	198	920
Depreciation (c)	-	215	22	237
Cumulative translation adjustment	-	35	10	45
Balance, March 31, 2023	-	972	230	1,202

Net book value	Assets under construction	Right-of-use assets	Other assets	Total
Balance, December 31, 2022	154,768	3,466	340	158,574
Balance, March 31, 2023	205,912	4,578	562	211,052

a.	Capitalized stock-based compensation

The assets under construction include $516 capitalized related to RSUs during the three months ended March 31,2023 (year ended December 31, 2022 - $2,404).

b.	Royalty agreement option

The Company is subject to the following royalties:

i.	2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties. Since the Company has not started yet billing this royalty is not yet applicable.

ii.	The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800. The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tons of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis.

Due to the advancement of the Company’s project and significant spend as well as assessed likelihood of reaching production and exercising the option, the Company recognized the fair value of the royalty agreement call option of US$3,800 as at June 30, 2022. As a result, the Company recorded a current liability in the consolidated statement of financial position and an expense in the consolidated statement of net loss and comprehensive loss, in the amount of US$3,800 ($4,892). As of March 31, 2023, the current liability related to the royalty agreement call option was $5,136.

The Company exercised the Amilcar Royalty Agreement call option on April 13, 2023.

iii.	A royalty (currently held by LRC LP I) of 1% of Net Revenues from sales net of all taxes, royalties and transportation costs of minerals extracted from the Lithium Properties. Since the Company has not started yet billing this royalty is not yet applicable.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

c.	Depreciation

The depreciation of $237 was recorded of (i) $34 as an expense, (ii) $119 allocated to another assets of property, plant and equipment and (iii) $84 allocated to exploration and evaluation assets.

6.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	March 31, 2023	December 31, 2022
Opening balance	35,636	7,771
Additions (*)	1,961	23,220
Asset retirement cost (note 12)	56	3,670
Cumulative translation adjustment	1,063	975
Closing balance	38,716	35,636

(*) The additions include $ 340 related to RSUs during the three months ended March 31,2023 (year ended December 31, 2022 - $8,528).

7.	Suppliers

	March 31, 2023	December 31, 2022
Local suppliers	17,392	20,872
Foreign suppliers	2,161	3,435

	19,553	24,307

8.	Financing and Export Prepayment

	BDMG	Export prepayment agreement	Total
Balance at December 31, 2022	-	77,438	77,438
Additions	3,054	54,360	57,414
Interest	110	565	675
Payments	(11)	-	(11)
Exchange variation	-	(5,123)	(5,123)
Transaction costs	-	255	255
Cumulative translation adjustments	79	4,455	4,534
Balance at March 31, 2023	3,232	131,950	135,182

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

As of March 31, 2023
Loan obligations	3,232	131,950	135,182
Current	101	13,949	14,050
Non-Current	3,131	118,001	121,132

(a)	BDMG

On January 13, 2023, the Company received an amount of R$ 11,731 thousand (equivalent to $3,054) arising from a financing contract entered into with BDMG on November 14, 2022. The financing has monthly interest payments and a grace period of 24 (twenty-four) months for the principal repayment. The principal repayment is made in 60 (sixty) Monthly installments, with the first installment due on December 15, 2024. The financing cost is 3.75% per year.

(b)	Export Prepayment Agreement

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of USD $100 million (“Loan”), with annual interest payment based on the 12-month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down USD $60 million (equivalent to $82 million). The balance of USD $40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of USD $20 million each, on February 28, 2023 and on March 16, 2023.

The Company paid $10,194 of interest in advance in December 2022 and $6,840 paid of interest in advance on first quarter of 2023, an amount equal to twelve months of payable interest, and an upfront fee of $3,665. Such amount of interest in advance is an estimate for the 12-month period and shall be compared with the actual monthly accrued interest throughout the period. Any difference between the two calculated interest amounts (estimate vs accrued), positive or negative, shall be settled on the first anniversary of the export prepayment agreement. During the first quarter the amount of interest accrued was $3,608 of which $3,043 was accounted for as prepaid expenses and will be charged against income on a monthly basis over the period of the contract.

Beginning on November 18, 2023, principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively. Repayments will be determined based on an amount equivalent to 50% of its net cash generated from operating activities plus net cash generated from investing activities for the prior 6-month period ended March 31 and September 30. Considering the Company’s estimated 2023 production, using a spodumene price of US$3,200/ton, it is expected that the Company will not be required to repay the Loan in 2023, and, therefore, has been classified as a non-current liability as at December 31, 2022.

The Loan contains an embedded prepayment feature, whereby Sigma Brazil has to pay an early prepayment premium of 4% during the first year of the Loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. This fair value of this embedded derivative has been estimated at a nominal amount.

The Loan is secured by a first ranking interest in favor of Synergy Acquisitions Holding Ltd. (“Synergy”) on Sigma Brazil’s assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of Sigma, except in relation to permitted indebtedness of up to US$100 million; and the pledge of equipment financed by Development Bank of Minas Gerais (“BDMG”) in the amount of $3,084.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

9.	Taxes payable

	March 31, 2023	December 31, 2022
Municipal taxes	3,144	966
State taxes	1,345	828
Federal taxes	1,531	1,276

	6,020	3,070

10.	Lease liability

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 13) with the remaining land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (December 2022: 8,37%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liabilities are presented in the table below:

Lease liabilities on December 31, 2022	3,669
Additions	1,160
Interest expense	100
Lease payments	(179)
Cumulative translation adjustment	178
Lease liabilities on March 31, 2023	4,928

As of March 31, 2023
Current	1,385
Non-current	3,543

Maturity analysis – contractual undiscounted cash flows

As at March 31, 2023
Less than one year	1,010
Year 2	1,302
Year 3	738
Year 4	638
Year 5	638
More than 5 years	2,371
Total contractual undiscounted cash flows	6,697

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

11.	Asset retirement obligation

The Company has estimated its asset retirement obligation to be $6,919 at March 31, 2023 (December 31, 2022 - $6,547), representing the present value of estimated future rehabilitation costs to remediate environmental damages at March 31, 2023. The estimate is based on estimated future rehabilitation costs of $10,928, a nominal discount rate of 12,6% (December 31, 2022 12,6%), an inflation rate of 6.3% (December 31, 2022 – 4.0%), resulting in a real discount rate of 6.3% (December 31, 2022 – 6.3%).

Of the $6,919 of asset retirement obligation, $3,042 relates to the Xuxa Mine which is classified within property, plant and equipment with the remaining $3,877 relating to the Barreiro mine classified within exploration and evaluation assets.

Asset retirement obligation, December 31, 2022	6,547
Accretion	100
Cumulative translation adjustment	272
Asset retirement obligation, March 31, 2023	6,919

12.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”) and A10 Investimentos Ltda. (“A10 Investimentos”). The companies are controlled and indirectly controlled, respectively, by a director of the Company, Marcelo Paiva. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority stake at A10 Advisory and A10 Investimentos

Miazga	Miazga Participações S.A is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner, and director of the Company, Calvyn Gardner, who was Co-CEO on December 31, 2022, have an indirect economic interest.

Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner, and director of the Company, Calvyn Gardner, who was Co-CEO on December 31, 2022, have an indirect economic interest.

R-TEK	R-TEK Group Pty Ltd is a corporation in which the Chief Operating Officer of the Company, Brian Talbot, is a controlling shareholder.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

Sigma Lithium Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana.

Loan Agreement: Sigma Brazil entered into a loan agreement dated September 21, 2022 with Miazga to fund Miazga’s purchase of property located in the area of interest of the Grota do Cirilo Project (the “Property”). The loan agreement provides for the loan of an amount up to Brazilian Reais (“R$”) $0.8 million ($0.2 million), which is the amount spent on the purchase of the Property.

The purchase agreement and the loan are divided into two installments, with the first installment being paid at December 31, 2022

Amounts due from related party: The Company paid for drilling services provided by a third-party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The major part was repaid in March, 2023, and the remaining is expected to be repaid by year-end.

Independent Consultant Service Agreement: The Company entered into an independent consultant service agreement with R-TEK where R-TEK’s principal, agreed to provide exclusively the roles, responsibilities and obligations equivalent of a Chief Operating Officer.

(b)	Outstanding balances and expenses

	As at March 31, 2023		Three months ended March 31, 2023	As at December 31, 2022		Three months ended March 31, 2022
	Pre- payments / Receivable	Accounts payable / Debt	Expenses / Payments	Pre- payments / Receivable	Accounts payable / Debt	Expenses / Payments
A10 Advisory
CSA	-	92	-	-	-	18
Miazga
Lease agreements	-	43	3	-	42	17
Prepaid land lease offset	91	-	-	103	13	-
Loan Agreement	118	-	-	113	-	-
Arqueana
Lease agreements		234	-	-	225	(10)
Accounts receivable	361	-	-	4,881	-	(270)
R-TEK
Services provision	-	-	893	-	242	-

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

13.	Accrued social projects

March 31, 2023
Microcredit For Female Entrepreneurs	534
Zero Drought for Small Holder Farmers	886
Water For All	820
Zero Hunger Action	129
Other	149
2,518

Microcredit For Female Entrepreneurs: The Company announced the intention to expand its landmark microcredit program launched for female entrepreneurs of the Jequitinhonha Valley region where the Company operates. There are currently 1,632 female entrepreneurs enrolled in the program, with R$2,000 to be loaned per person, and the goal is to achieve a total enrollment of 10,000 women with an additional investment of up to R$ 20 million (equivalent to $5.3 million on March 31, 2023).

Zero Drought for Small Holder Farmers: The Company is leading an ongoing project to construct up to 2,000 small basins for water collection in disadvantaged communities of the Jequitinhonha Valley, which will provide relief for the effects of dry season on plantations and livestock in such communities. As of the date of this MD&A, 506 water capture basins have been built in the Araçuaí municipality and 500 in the Itinga municipality.

Water For All: Additionally, to further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company committed to donating up to 3,000 water tanks to residents located in the surrounding areas of the Greentech Plant.

Zero Hunger Action: The Company remained dedicated to humanitarian relief action, continuing to deliver the previously pledged 7,200 food baskets per year, being 600 per month.

14.	Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued by the Company:

	Common shares (#)	Amount
Balance, January 31, 2023	104,710,042	$276,711

Exercise of RSUs	2,500,000	21,068
Balance, March 31, 2023	107,210,042	297,779

	Common shares (#)	Amount
Balance, January 31, 2022	99,377,349	$224,820

Exercise of warrants	532,860	3,218
Exercise of RSUs	536,333	1,671
Balance, March 31, 2022	100,446,542	229,709

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

15.	Net loss per common share

The calculation of basic and diluted loss per share for the three months ended March 31, 2023 was based on the loss attributable to common shareholders of $29,847 (three months ended March 31, 2022 - loss of $12,165) and the weighted average number of common shares outstanding of 102,326,582 (three months ended March 31, 2022 of 99,770,691). The diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive.

Period	Description	Number of common shares	Running total	Weigt average number common shares
Balance, December 31, 2022		104,710,042		101,017,241
January 26, 2023	Exercise of RSUs	350,000	105,060,042	246,154
February 14, 2023	Exercise of RSUs	2,150,000	107,210,042	1,063,187
Balance, March 31, 2023		107,210,042	107,210,042	102,326,582

16.	General and administrative expenses

Three months ended March 31,	2023	2022
Salaries and benefits	2,999	475
Legal	1,120	202
Travel	287	93
A10 Advisory - Cost Sharing Agreement	41	19
Accounting	253	44
Auditing	-	13
Business development and investor relations	748	408
Insurance	2,111	-
Tax expenses	1,326	-
Accrual for contingencies	163	-
Social projects	2,655	-
Other	2,599	105
General and administrative expenses	14,302	1,359

17.	Financial results

Three months ended March 31,	2023	2022
Interest expenses	(384)	-
Interest expenses – IFRS 16 (note 10)	(100)	-
Bank expenses	(637)	-
Accretion and interest on notes payable	-	(15)
Foreign exchange gain	3,278	1,873
Financial income	2,037	-
Financial results	4,194	1,858

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

18.	Warrants

The following table shows the continuity of warrants during the period:

		Weighted
	Warrants Outstanding	Average Exercise Price
Balance, December 31, 2021	532,860	$4.40
Exercised (1)	(532,860)	(4.40)
Balance, December 31, 2022	-	$-

(1) In February 2022, the Company received from A10 Advisory $2,345 upon the exercise of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

19.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short-term to maturity of these financial instruments.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

As of March 31, 2023, the carrying amount of financial liabilities, measured using the amortized cost method are described below. Their corresponding maturities are evidenced below:

Contractual obligations	Up to 1 year	1-3 years	4 - 5 years	More than 5 years	Total
Suppliers	19,553	-	-	-	19,553
Accounts payable and accrued liabilities	12,984	-	-	1,824	14,808
Export Prepayment Agreement	-	131,950	-	-	131,950
BDMG	101	1,305	1,252	574	3,232
Lease liabilities	1.385	1.830	889	824	4.928

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Market risk

Market risk is the risk of loss that may arise from changes in market ‘factors such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of March 31, 2023, the Company has $92,852 as cash.

•	Sensitivity to a plus or minus 10% change in the interest rate of the export prepayment agreement would affect the Company’s consolidated statements of net loss and comprehensive loss by approximately $556.

(b)	Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	March 31, 2023	December 31, 2022
Brazilian Reais
Current assets	101,209	291.915
Current liabilities	(188,167)	(116.874)
United States Dollar
Cash in banks	62,846	28.704
Current liabilities	(3,800)	(3.800)
Non-current liabilities	(100.533)	(60.114)

Cash in Foreign Currencies	March 31, 2023		December 31, 2022
	Amount	Equivalent	Amount in	Equivalent
	denominated	Amount	denominated	Amount
Denominated Currencies:	currency	in Canadian$	currency	in Canadian
Deposits in Brazilian Reais	24,802	6,620	223,635	57,325
Deposits in United States Dollars	62,846	84,949	28,704	38,886
Total Cash	-	91,568	-	96,211

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and US dollars:

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s unaudited Condensed Interim Consolidated Statements of Comprehensive Loss by approximately $736 with all other variables held constant.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect the Company’s unaudited Condensed Interim Consolidated Statements of Comprehensive Loss by approximately $5,441 with all other variables held constant.

20.	Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers, who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, January 31, 2022	7,422,667
Exercised	3,429,832
Granted (1)(2)(3)(4)(5)(6)(7)	(4,759,833)
Balance, December 31, 2022	6,092,666
Exercised	(2,500,000)
Granted (8)	140,333
Balance, March 31, 2023	3,732,999

(1) On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the Co-CEOs of the Company (2,500,000 RSUs to each Co-CEOs). 5,000,000 of the RSUs granted to the Co-CEOs (being 2,500,000 RSUs granted to each Co-CEO) vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

An additional aggregate 500,000 RSUs will vest to CEO upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution.

These RSUs contain a market condition, and therefore the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

The expense for these RSUs have been valued based on the Company’s share price at the grant date.

(1) On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 fully vested RSUs to a key consultant of the Company.

(2) On July 20, 2022, the Board approved the grant of 1,000,000 RSUs to the COO of the Company. These RSUs vest upon the achievement of specific operational goals (“milestones”). These RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date. Such performance conditions relate to the achievement of the plant commissioning within a specific forecast, as well as the production of spodumene concentrate with detailed specification throughout a certain period. The Company considers that the likelihood of achievement of the milestones is probable, as result such RSUs have been fully accounted for and valued using the share price on the grant date.

(3) On August 5, 2022, the Company entered into a consulting agreement with an individual, where a total amount of 250,000 RSUs were awarded, being 120,000 immediately vested RSUs, 65,000 RSUs vesting on October 10, 2023, and 65,000 RSUs vesting on October 10, 2024, all of which are subject to Board approval and confirmation by the Compensation Committee, delegated by the Board.

(4) On October 28, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,332,332 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(5) On December 1, 2022, the Company entered into compensation agreements with four of its directors, where They were awarded a total of 295,000 RSUs. Out of this total, 235,000 RSUs were subject to time-based vesting and 60,000 RSUs will vest on the achievement of an increase in the market capitalization of the Company to US$4 billion, conditional on the approval by the Compensation Committee, as delegated by the Board. Therefore, the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the 60,000 RSUs which incorporated the following assumptions:

Risk-free rate	2.83%
Expected equity volatility	73.33%
Share price	44.84
Expected dividend rate	0.00%
Probability of success	85.42

(6) For the year ended December 31, 2022, the weighted average grant date fair value of RSUs amounted to $36.34 (December 31, 2021 - $7.55).

(7) For 2,382,332 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 1,047,500 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value on December 31, 2022. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

(8) On March 22, 2023, the Compensation Committee, delegated by the Board, approved the grant of 140,333 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

Total stock-based compensation for the three months ended March 31, 2023, in shareholders’ equity was $20,561 (year ended December 31, 2022 - $121,040), being $19,705 recorded as stock-based compensation expense (year ended December 31, 2022 - $110,108) and the remaining portion were recorded in exploration and evaluation assets was $340 (year ended 31, 2022 - $8,528) and property, plant and equipment was $516 (year ended December 31, 2022 - $2,404).

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

21.	Commitments

The Company entered into short-term agreements for the acquisition of machinery and services. The agreements have termination clauses for non-compliance with essential obligations. There is no provision for contract default, therefore there are no liabilities recorded in the Company’s consolidated financial statements.

At March 31, 2023 and December 31, 2022, total commitments, measured at nominal value according to the contracts are $29 million and $31 million, respectively.

22.	Legal claim contingency

Sigma Brazil is a party to a labor proceeding filed against Sigma Brazil and the estimated payout is $1.6 million (equivalent to R$6 million) should the final judgment be favorable to the claimant against Sigma Brazil. The proceeding is at its appeal stage. Sigma Brazil has been advised by its legal counsel that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these consolidated financial statements.

Sigma Brazil is a party to a civil lawsuit against Sigma Brazil for alleged losses resulting from the Company's mineral research activity on the authors property and the estimated amount is $ 53 thousands (equivalent to R$ 200 thousand), as well as payment of amounts as income for the occupation of the land.

Sigma Corporate is a party to a labor proceeding filed against and the estimated payout is $5,3 million (equivalent to R$20 million). Sigma Corporate has been advised by its legal counsel that the likelihood of loss is possible. Accordingly, no provision for any liability has been made in these consolidated financial statements.

23.	Subsequent Event

At April 20, 2023 Sigma Brazil entered into a facility agreement with Tatooine Investimentos S.A (“Tatooine”), that is a land administration company in which the CEO of the Company, Ana Cabral-Gardner, has an indirect economic interest, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Project. The facility agreement provides for the loan of an amount up to US$12 million (equivalent to $16 million). The facility agreement is to be made available upon utilization requests made by Tatooine to SMSA, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses.

At July 24, 2023 Sigma Lithium began trading its Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. The listing was an initiative of the B3 exchange itself, in an effort to make the stock more accessible to Brazilian retail and institutional investors. The BDRs are unsponsored and count on B3 as depositary and Sigma has no awareness of the volume and prices traded. The unsponsored BDRs are not regulated by the Brazilian CVM.

At July 27, 2023 Sigma Brazil initiated its operations and shipped the first 31,500 tons, being 15,000 tons of Green Lithium and 16,500 tons of Green Tailings.

On July 28, 2023, the Company changed its Chief Financial Officer (“CFO”). Caio Araujo, who was hired on June 26, 2023 as Chief Controls Officer (“CCO”) replaced the former CFO, and the Senior Financial Controller, Raphael Dias, hired on July 5, 2023, replaced Mr. Araujo as the new CCO.

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